UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated July 21, 2016: Safe Bulkers Inc. Agrees with the Royal Bank of Scotland plc To Amend a Term Loan Facility

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Agrees with the Royal Bank of Scotland plc

To Amend a Term Loan Facility

Monaco, Monaco – July 21, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company has agreed with the Royal Bank of Scotland plc (the “RBS”)  to amend certain financial covenants and terms to an existing term loan facility with an outstanding balance of US $73.4 million. Following this amendment the term loan facility contains the following:

• The total consolidated liabilities of the Company divided by its total consolidated assets charter inclusive must not exceed 90% until and including year-end 2017 and 85% from 2018 onwards.

• The ratio of the Company’s EBITDA1 to its interest expense must be not less than 2.0:1 on a trailing 12 month basis, applicable from 2018 onwards.

•  The consolidated net worth of the Company, defined as total consolidated assets charter inclusive less total consolidated liabilities is waived until and including year-end 2017 and not less than US $150.0 million from 2018 onwards.

• The aggregate market value of the vessels under the facility divided by the aggregate outstanding loan value must exceed 110% until year-end 2017 and 120% from 2018 onwards.

In addition, the Company has agreed to have the option for a new repayment schedule. The old and the new repayment schedules are presented in the below table:

Repayment Schedule on annual basis in US$ million

	2016 remaining	2017	2018	2019	2020	2021	Total
Old schedule	1.9	3.8	3.8	7.1	7.1	49.7	73.4
New schedule	3.8	0.0	0.0	9.0	9.0	51.6	73.4

Dr. Loukas Barmparis, President of the Company, said: “The agreement with RBS is the fifth in a row which provides for alignment of financial covenants and deferral of about $5.7 million of debt originally payable until 2018, to years after 2019. With this agreement, the amended facilities represent about 76% of our debt, excluding sale and lease back financing arrangements and debt from State institutions.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services.  The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D” respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com